Exhibit 99.1

GasLog Partners LP Announces New Charter Agreement with Cheniere

Piraeus, Greece — June 21, 2021 —GasLog Partners LP ("GasLog Partners" or the "Partnership") (NYSE: GLOP) today announced a new time charter agreement for the Methane Heather Sally with a wholly owned subsidiary of Cheniere Energy, Inc. (“Cheniere”). The charter began last week and has a minimum duration one year. Cheniere have the option, until late August, to extend the charter for an additional one or two years.

The Methane Heather Sally is a 145,000 cbm steam turbine LNG carrier built in 2007 which previously operated in the spot market.

Paul Wogan, Chief Executive Officer of GasLog Partners, stated, “The signing of this charter agreement deepens our relationship with one of the world’s leading LNG producers and is the Partnership’s third new multi-month charter agreement in recent weeks. The execution of this charter on attractive terms further improves our revenue and cash flow visibility and bolsters our deleveraging strategy for 2021.”

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. The Partnership’s principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.